United States Securities and Exchange Commission

Washington, DC 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-00815

Pioneer Hi-Bred International, Inc. Savings Plan

(Full title of plan)

E. I. du Pont de Nemours and Company

1007 Market Street

Wilmington, Delaware 19898

(Name and address of principal executive office of issuer)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee formed under the Pioneer Hi-Bred International, Inc. Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Pioneer Hi-Bred International, Inc.
Savings Plan

Dated: June 29, 2010

/s/ Jeffery Austin
Jeffery Austin
Vice President & Chief Financial Officer

Pioneer Hi-Bred International, Inc. Savings Plan

*           Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Pioneer Hi-Bred International, Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Pioneer Hi-Bred International, Inc. Savings Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania

June 29, 2010

Pioneer Hi-Bred International, Inc. Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value:
Common/collective trust	$97,893,200	$79,896,860
Mutual funds	408,753,134	307,485,644
DuPont stock fund	7,241,525	5,005,677
Participant loans	5,722,581	5,057,043
Total investments	519,610,440	397,445,224
Receivables:
Employer’s contributions	—	1,179
Total receivables	—	1,179

Net assets available for benefits, at fair value	519,610,440	397,446,403

Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts	(1,118,908)	568,356

Net assets available for benefits	$518,491,532	$398,014,759

The accompanying notes are an integral part of these financial statements.

Pioneer Hi-Bred International, Inc. Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2009 and 2008

	2009	2008
Additions:
Investment income:
Net appreciation in fair value of investments	$87,606,069	$—
Interest income	358,530	395,604
Dividend income	6,308,159	11,149,962
Total investment income	94,272,758	11,545,566

Contributions:

Participants’ contributions	28,731,870	28,116,500
Employer’s contributions	12,726,071	12,223,955
Rollovers	944,637	1,726,679
Total contributions	42,402,578	42,067,134

Total additions	136,675,336	53,612,700

Deductions:
Net depreciation in fair value of investments	—	166,403,520
Benefits paid to participants	16,267,630	16,775,491
Administrative expenses	247,999	185,127
Total deductions	16,515,629	183,364,138

Asset transfers in	317,066	2,444,527

Net increase (decrease)	120,476,773	(127,306,911)

Net assets available for benefits:
Beginning of period	398,014,759	525,321,670
End of period	$518,491,532	$398,014,759

The accompanying notes are an integral part of these financial statements.

Pioneer Hi-Bred International, Inc. Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Pioneer Hi-Bred International, Inc. Savings Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  The Plan is available to all full-time employees and all temporary employees of Pioneer Hi-Bred International, Inc. (the “Company”), a wholly owned subsidiary of E. I. du Pont de Nemours and Company (“DuPont”), who have completed at least 1,000 hours of service during a consecutive twelve-month period.

The Plan is administered by the Company. Vanguard Fiduciary Trust Company (“VFTC”) is the trustee of the assets of the Plan. As trustee, VFTC has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

Contributions

Participants may contribute 1 percent to 100 percent of their eligible earnings, as defined by the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company makes a matching contribution of 100 percent of each participant’s before-tax contribution, or Roth contribution, or a combination of both not to exceed 4 percent of eligible pay.  Contributions to the Plan are subject to certain limits imposed by the Internal Revenue Service (“IRS”) and the Plan terms.

Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan offers eight mutual funds, two common/collective trust funds, a DuPont stock fund and four predefined investment mixes as investment options for participants. The predefined investment mixes represent an investment in five of the investment options in varying percentages based upon the participant’s desired risk/return strategy.  The four predefined investment mixes are: (1) Income, (2) Balanced Growth, (3) Growth, and (4) Aggressive Growth.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Upon entering the Plan, participants are fully vested in their contributions plus earnings thereon. Effective January 1, 2006, any participant who completes one hour of service is immediately vested in the Company’s matching contributions.

Participant Loans

Subject to the Plan’s guidelines, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (less the participant’s highest outstanding loan balance during the previous twelve months) or 50 percent of their account balance.  The loans are secured by the balance in

Pioneer Hi-Bred International, Inc. Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

the participant’s account and bear interest at rates that range from 4.25 percent to 9.25 percent, which are determined by the Plan administrator using the prime rate as of the first day of the month plus one percentage point.  Principal and interest are paid ratably through payroll deductions.  A maximum of one loan per participant may be outstanding at any time and loan maturities cannot exceed five years.

Payment of Benefits

An in-service withdrawal of all or a portion of a participant’s account may be made under certain conditions including election by the participant after attaining age 59½.  Withdrawals of employee contributions for undue financial hardship are also permitted.  Upon termination or retirement, a participant who has attained age 55 may elect to take a partial distribution.  Upon termination or retirement prior to age 55 or upon death or disability, a participant may elect to receive a lump-sum distribution equal to the vested value of the participant’s account.  Required minimum distributions will begin in April of the calendar year following the later of the year in which the participant attains age 70 ½ or the year following retirement or termination of employment.

Forfeited Accounts

Upon the participant’s termination of employment, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes the required years of service. Forfeitures, net of amounts restored, are used to offset future Company contributions required under the Plan.  Forfeitures were not utilized during the years ended December 31, 2009 and 2008.  At December 31, 2009 and 2008, forfeited non-vested accounts totaled $62,995 and $61,712, respectively.

Administrative Expenses

Expenses of administering the Plan, at the election of the Company, may be paid by the Plan. Any remaining expenses will generally be paid by the Company, but may be paid by the Plan.  For the years ended December 31, 2009 and 2008, the Plan paid $247,999 and $185,127, respectively, in administrative expenses of the Plan, including recordkeeping related fees. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments are included in the cost of such securities or investments or deducted from the sales proceeds.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962, Plan Accounting - Defined Contribution Pension Plans (formerly known as FASB Staff Position (“FSP”) AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), investment contracts held by a defined contribution plan are required to be reported at fair value.  This applies even when the contracts are not held directly by the Plan but are underlying assets in Common Collective Trust (“CCT”) investments held by the Plan.  However, contract value is the relevant measurement of net assets available for benefits in a defined contribution plan that holds fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Pioneer Hi-Bred International, Inc. Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

As required by ASC 962, the Statement of Net Assets Available for Benefits presents the fair value of the interest in CCTs relating to fully benefit-responsive investment contracts with an adjustment to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the financial statements and accompanying notes.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies (“mutual funds”) are valued at the net asset value of shares held by the Plan at year end.  Shares of CCTs are valued at net asset value as reported by the CCTs’ trustee at year-end.  The DuPont stock fund is valued at year-end unit closing price (defined as the year-end market price of common stock plus uninvested cash position).  Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan holds shares of CCTs that have investments in fully benefit-responsive investment contracts.  For purposes of the Statement of Net Assets Available for Benefits, these CCTs are stated at fair value.  As provided by ASC 962, an investment contract is generally required to be reported at fair value, rather than contract value, to the extent it is fully benefit-responsive. The fair value of such investment contracts held by the CCTs are determined using the market price of the underlying securities and the value of the investment contract.

Purchases and sales of investments are recorded on a trade-date basis.  Realized gains and losses on the sale of DuPont company stock is based on average cost of the securities sold.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Standards Adopted

The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Accounting Standards Codification

The FASB ASC became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative GAAP applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (“AICPA”), the Emerging Issues Task Force and other related literature. The FASB also issues Accounting Standards Updates (“ASU”). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Subsequent Events

In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial

Pioneer Hi-Bred International, Inc. Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

statements should be adjusted for subsequent events and requires companies to disclose subsequent events through the date the financial statements are issued.  ASC 855 is effective for periods ending after June 15, 2009.  The Plan’s management has evaluated subsequent events through June 29, 2010, the date on which the financials statements were issued.

Updates to Fair Value Measurements and Disclosures

In April 2009, FSP 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, was issued and later codified into ASC 820, which expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.  This guidance was effective for interim and annual reporting periods ending after June 15, 2009.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU No. 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures - Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value. ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009.  The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

New Accounting Standards to Be Adopted

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (“ASU No. 2010-06”), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

Pioneer Hi-Bred International, Inc. Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

NOTE 3 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008:

	2009		2008
Vanguard Retirement Savings Trust	$50,638,874		$44,043,063
Vanguard 500 Index Fund	147,844,888		112,143,099
Vanguard PRIMECAP Fund	44,719,067		31,717,925
Vanguard Total Bond Market Index Fund	95,984,396		81,287,690
Vanguard International Growth Fund	34,662,609		20,987,171
AllianceBernstein International Style Blend Collective Trust	46,135,418		36,422,153
Royce Pennsylvania Mutual Fund	48,902,717		—	**
T. Rowe Price Small-Cap Stock Fund	—	*	36,239,171

*Investment was not part of the Plan assets as of December 31, 2009.

**Investment was not part of the Plan assets as of December 31, 2008.

For the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2009	2008
Common/collective trusts	$11,486,077	$(31,064,403)
Mutual funds	74,263,183	(131,856,806)
DuPont stock fund	1,856,809	(3,482,311)
Net appreciation (depreciation) in fair value	$87,606,069	$(166,403,520)

NOTE 4 — FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.  The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.  Inputs on assets and liabilities with contractual terms must be observable for substantially the full contract term;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Pioneer Hi-Bred International, Inc. Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following presents the Plan’s financial instruments carried at fair value on a recurring basis as of December 31, 2009 and 2008, and indicates the ASC 820 fair value hierarchy levels described above:

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Common/collective trusts	$—	$97,893,200	$—	$97,893,200

Mutual funds:
Bond fund	95,984,396	—	—	95,984,396
Domestic stock funds	278,043,134	—	—	278,043,134
International stock fund	34,662,609	—	—	34,662,609
Money market fund	62,995	—	—	62,995
Total mutual funds	408,753,134	—	—	408,753,134

DuPont stock fund	7,241,525	—	—	7,241,525
Participant loans	—	—	5,722,581	5,722,581
Total assets	$415,994,659	$97,893,200	$5,722,581	$519,610,440

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Common/collective trusts	$—	$79,896,860	$—	$79,896,860
Mutual funds	307,485,644	—	—	307,485,644
DuPont stock fund	5,005,677	—	—	5,005,677
Participant loans	—	—	5,057,043	5,057,043
Total assets	$312,491,321	$79,896,860	$5,057,043	$397,445,224

Pioneer Hi-Bred International, Inc. Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2009 and 2008:

	Participant Loans
	2009	2008

Balance, beginning of year	$5,057,043	$4,960,071
Purchases, sales, issuances, and settlements, net	665,538	96,972
Balance, end of year	$5,722,581	$5,057,043

NOTE 5 - ASSET TRANSFERS

Net asset transfers to the Plan for the years ended December 31, 2009 and 2008 of $317,066 and $2,444,527, respectively, represent participant investment account balances attributable to employees transferred from the DuPont Retirement Savings Plan (formerly named the Savings and Investment Plan of E. I. du Pont de Nemours and Company through December 31, 2008).

NOTE 6 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for investments as defined by the Plan. The Plan also offers DuPont stock fund as an investment option. DuPont, as the parent of the Company, is a related party to the Plan. At December 31, 2009, the Plan held 215,074 shares of the DuPont stock fund stock valued at $7,241,525. At December 31, 2008, the Plan held 197,853 shares of the DuPont stock fund valued at $5,005,677. The Plan purchased $2,050,204 and $3,342,432 of the DuPont stock fund during the years ended December 31, 2009 and 2008, respectively. The Plan sold $1,667,583 and $2,344,187 of the DuPont stock fund during the years ended December 31, 2009 and 2008, respectively. Transactions in these investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 8 - TAX STATUS

The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (the “IRC”) and the related trust is exempt from federal taxation under Section 501(a) of the Code. A favorable tax determination letter from the Internal Revenue Service dated April 7, 2003, covering the Plan and amendments through December 17, 2001, has been received by the Plan. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Pioneer Hi-Bred International, Inc. Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

NOTE 9 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 10 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$518,491,532	$398,014,759

Adjustment from contract value to fair value for interest in common/collective trust relating to fully benefit-responsive investment contracts	1,118,908	(568,356)

Current year cumulative deemed distributions	(38,457)	(54,037)

Net assets available for benefits per the Form 5500	$519,571,983	$397,392,366

The following is a reconciliation of the CCT gain per the financial statements for the year ended December 31, 2009 to the Form 5500:

2009
Net gain from common/collective trust included in the financial statements	$12,900,965
2009 adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,118,908
2008 adjustment from contract value to fair value for fully benefit-responsive investment contracts	568,356
Net gain from common/collective trust per the Form 5500	$14,588,229

The following is a reconciliation of the benefits paid to participants per the financial statements for the year ended December 31, 2009 to the Form 5500:

2009
Benefits paid to participants per the financial statements	$16,267,630
Current year cumulative deemed distributions	38,457
Prior year cumulative deemed distributions	(54,037)
Benefits paid to participants per the Form 5500	$16,252,050

Supplemental Schedule

Pioneer Hi-Bred International, Inc. Savings Plan

Schedule of Assets (Held at End of Year) as of December 31, 2009

Attachment to Form 5500, Schedule H, Part IV, line i

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Investment Type	Cost	Current Value

	Royce Pennsylvania Mutual Fund	Registered Investment Company	**	$48,902,717
*	Vanguard Extended Market Index Fund Investor Shares	Registered Investment Company	**	13,143,849
*	Vanguard 500 Index Fund	Registered Investment Company	**	147,844,888
*	Vanguard International Growth Fund	Registered Investment Company	**	34,662,609
*	Vanguard PRIMECAP Fund	Registered Investment Company	**	44,719,067
*	Vanguard Prime Money Market Fund	Registered Investment Company	**	62,995
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	**	95,984,396
*	Vanguard Windsor II Fund	Registered Investment Company	**	23,432,613
	Total Registered Investment Company			408,753,134

	AllianceBernstein International Style Blend Collective Trust	Common/Collective Trust	**	46,135,418
*	Vanguard Retirement Savings Trust	Common/Collective Trust	**	51,757,782
	Total Common/Collective Trust			97,893,200

*	DuPont Stock Fund	Company Stock Fund	**	7,241,525

*	Participant loans	Interest Rate 4.25%-9.25% Maturing from January 2010 - January 2015	**	5,722,581

	Total assets held at end of year			$519,610,440

*        Party-in-interest

**      Cost not required for participant directed investments